Quest Capital Corp.
Consolidated Financial Statements
September 30, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

Quest Capital Corp.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
(Unaudited)

	September 30, 2007	Restated (note 13) December 31, 2006
Assets
Cash and cash equivalents	$5,917	$9,506
Marketable securities	3,301	1,865
Loans (notes 4 and 5)	273,141	269,522
Investments	10,410	9,980
Future income taxes	7,863	14,500
Restricted cash	2,038	2,568
Prepaid and other receivables	99	686
Resource and capital assets	622	477
Other assets	903	1,253
	$304,294	$310,357
Liabilities
Accounts payable and accrued liabilities	$4,236	$4,290
Income taxes payable	1,193	2,981
Deferred interest and loan fees (note 4)	-	4,620
Future income taxes	1,043	1,326
Asset retirement obligation	653	1,011
Debt payable (note 6)	6,000	22,000
	13,125	36,228
Shareholders’ Equity
Share capital (note 7)	205,949	202,513
Contributed capital (note 7)	7,029	6,479
Accumulated other comprehensive income	3,768	2,138
Retained earnings	74,423	62,999
	291,169	274,129
	$304,294	$310,357

Contingencies and commitments (note 10)

Approved by the Board of Directors

“Bob Buchan” Director	“Brian E. Bayley” Director

        The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
For the three and nine months ended September 30, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Retained earnings - Beginning of period – as originally reported	$72,816	$41,104	$67,231	$26,507
Restatement (note 13)	-	-	(4,232)	-
Retained earnings - Beginning of period – as restated	72,816	41,104	62,999	26,507
Adoption of financial instruments standards (note 4)	-	-	1,591	-
As restated	72,816	41,104	64,590	26,507
Net earnings for the period	5,264	8,770	20,019	27,680
Dividends	(3,657)	-	(10,186)	(4,313)
Retained earnings – End of period	$74,423	$49,874	$74,423	$49,874

        The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the three and nine months ended September 30, 2007 and 2006
(Expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Interest and related fees	$10,110	$8,781	$31,023	$21,994
Non-interest income
Management and finder’s fees	1,034	1,051	2,176	3,499
Marketable securities and other trading gains (losses)	(675)	413	1,185	4,083
Realized gains, net of writedowns of investments	1,600	1,904	5,475	9,636
Other income	7	-	27	16
	1,966	3,368	8,863	17,234
Total interest and non-interest income	12,076	12,149	39,886	39,228
Interest on debt	(151)	(250)	(399)	(265)
Provision for losses net of recovery	-	(5)	-	(238)
	11,925	11,894	39,487	38,725
Expenses and other
Salaries and benefits	1,149	878	3,066	2,249
Bonuses	974	904	3,717	4,562
Stock-based compensation	293	112	859	393
Office and other	927	255	1,598	747
Legal and professional services	527	432	1,239	1,182
Regulatory and shareholder relations	118	119	539	426
Directors’ fees	53	53	163	214
Sales tax	-	-	306	-
Foreign exchange loss	106	24	157	59
Other expenses (recoveries) relating to resource properties	(4)	30	11	(173)
	4,143	2,807	11,655	9,659
Earnings before income taxes	7,782	9,087	27,832	29,066
Provision for income taxes (note 8)	2,518	317	7,813	1,386
Net earnings for the period	$5,264	$8,770	$20,019	$27,680
Earnings per share
Basic	$0.04	$0.06	$0.14	0.20
Fully diluted	$0.04	$0.06	$0.13	$0.20
Weighted average number of shares outstanding
Basic	146,267,979	143,779,107	145,385,541	135,332,615
Fully diluted	149,867,568	146,746,232	148,731,789	138,460,558

        The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the three and nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months ended September 30, 2007	Nine Months Ended September 30, 2007
Net earnings for the period	$5,264	$20,019
Other comprehensive income, net of tax
Unrealized gains on translating financial statements of self-sustaining foreign operations	117	235
Unrealized gains (losses) on available-for-sale financial assets arising during the period	(755)	1,029
Reclassification adjustment for gains recorded included in net earnings	(826)	(1,866)
Other comprehensive income	(1,464)	(602)
Comprehensive income	$3,800	$19,417

Accumulated other comprehensive income – Beginning of period (note 4)	$5,232	$2,138
Adoption of financial instruments standards (note 4)	-	2,232
Other comprehensive income for the period	(1,464)	(602)
Accumulated other comprehensive income – End of period	$3,768	$3,768

        The accompanying notes are an integral part of these consolidated financial statements.

 Quest Capital Corp.
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Cash flows from operating activities
Net earnings for the period	$5,264	$8,770	$20,019	$27,680
Items not affecting cash:
Future income taxes	2,074	828	7,307	(700)
Stock-based compensation	293	112	859	393
Provision for losses	-	-	-	386
Amortization of deferred interest and loan fees	(2,119)	(1,332)	(6,642)	(3,624)
Marketable securities and other assets trading gains (losses)	675	(413)	(1,185)	(4,083)
Realized gains on investments, net of writedowns	(1,600)	(1,904)	(5,475)	(9,636)
Other assets and investments received as finder’s fees	-	(231)	-	(728)
Other	39	72	144	186
Deferred interest and loan fees received	1,050	2,553	2,345	5,011
Activity in marketable securities held for trading
Purchases	(455)	(1,371)	(2,892)	(3,382)
Proceeds on sales	1,413	1,970	6,402	8,975
Expenditures for reclamation and closure	(148)	(208)	(265)	(821)
Changes in prepaid and other receivables	256	72	584	51
Changes in accounts payables and accrued liabilities	629	(553)	(22)	180
Changes in income taxes payable	(638)	(748)	(1,621)	1,325
	6,733	7,617	19,558	21,213
Cash flows from financing activities
Proceeds from shares issued	2,423	2,101	3,127	62,768
Dividend payments	(3,657)	(4,312)	(10,186)	(7,830)
Proceeds from debt	6,000	27,931	14,000	27,931
Repayment of debt	-	(17,931)	(30,000)	(17,931)
	4,766	7,789	(23,059)	64,938
Cash flows from investing activities
Net (increase) decrease in loans	(33,220)	(55,351)	(7,316)	(122,466)
Activity in investments available for sale
Proceeds on sales	2,173	77,627	8,049	91,966
Purchases	(488)	(75,073)	(488)	(75,679)
Change in restricted cash	104	17	178	(505)
Proceeds on sale of resource and fixed assets	-	-	-	103
Expenditures on resource and fixed assets	(246)	(2)	(259)	(73)
Net other assets acquired	-	(150)	-	(425)
	(31,677)	(52,932)	164	(107,079)
Foreign exchange gain (loss) on cash held in a foreign subsidiary	(68)	(32)	(252)	(17)
Decrease in cash and cash equivalents	(20,246)	(37,558)	(3,589)	(20,945)
Cash and cash equivalents - Beginning of period	26,163	50,352	9,506	33,739
Cash and cash equivalents - End of period	$5,917	$12,794	$5,917	$12,794

Supplemental cash flow information (note 12)

        The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
For the three and nine months ended September 30, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

1.	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing mortgage financings and commercial bridge loans.  The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2.	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These consolidated financial statements should be read in conjunction with the Company’s 2006 audited annual financial statements and notes.

3.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements, except as noted below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Property.

4.	Change in accounting policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has had no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were: marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary, loans were stated net of an allowance for credit losses on loans in default and other assets were valued at the lower of cost and net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income.  Loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loans are netted against the loans’ cost and are recognized in net earnings using the effective interest rate method.  Investments and marketable securities are recorded in the consolidated balance sheet at fair value.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities are recorded in earnings and changes in the fair value of investments have been reported in other comprehensive income.  The transitional adjustments in respect of these standards have been made to opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income as at January 1, 2007.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million, currency translation adjustment decreased by $2.1 million and accumulated other comprehensive income increased by $4.3 million.  These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million.  These  adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

5.	Loans

a)
Loans are repayable over various terms up to 24 months from September 30, 2007, and bear interest at rates of between 10.8% and 13% before commitment and other fees. Marketable securities, real property, real estate, corporate or personal guarantees generally are pledged as collateral.  At September 30, 2007, the loan portfolio was comprised of 95% real estate mortgages, 4% in the resource sectors and 1% in other sectors.  At September 30, 2007, the real estate mortgages were located as follows: 43% in British Columbia, 44% in Alberta, 11% in Ontario and 2% in other; and 93% were first mortgages and 7% were second mortgages.  As at September 30, 2007, the Company’s loan portfolio consisted of 51 loans.

As at September 30, 2007, 60% of the Company’s loan portfolio is due within a year.  The Company had six loans totalling approximately $28.2 million in default as a result of certain principal and/or interest payments being in arrears as at September 30, 2007.  Subsequent to the third quarter, $7.8 million of loans in default were repaid or cured, reducing the number of loans in default from six to three.  As at September 30, 2007, the Company does not have a provision for loan losses.  The Company monitors the repayment ability of borrowers and the value of underlying collateral.  In determining the provision for possible loan losses, management considers the length of time the loan has been in arrears, the overall financial strength of borrowers and the residual value of collateral pledged.  The Company expects to collect the full carrying value of its loan portfolio.

b)	The Company has recorded changes in the allowance for loan losses as follows:

2007
Balance - January 1, 2007	$586
Add:
Specific provision for the period	-
Less:
Loan provision applied	(586)
Balance - September 30, 2007	$-

c)
At September 30, 2007, the Company has entered into agreements and/or commitment letters to advance funds up to $90.2 million.  Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.

6.	Debt payable

In March 2007, the Company entered into a collateralized revolving debt facility with the Bank of Nova Scotia for up to $25 million.  The facility bears interest at prime or bankers acceptance notes plus 1.25%.  This facility comes due February 28, 2009 and is collateralized by the Company’s loan portfolio.

In August 2006, the Company entered into a short-term unsecured debt facility. The facility bore interest at prime plus 2% and was payable on demand. The $22 million outstanding as of December 31, 2006 on this facility was repaid in 2007.

7.	Share capital

a)	Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)	Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening balance – January 1, 2007	144,842,628	$202,513
Issued on exercise of stock options	370,000	700
Issued on exercise of compensation options	1,055,350	2,427
Transfer of fair value on exercise of options	-	309
Ending balance – September 30, 2007	146,267,978	$205,949

c)	Compensation options issued and outstanding

	Number of options	Exercise price per share	Expiry date
Common shares
Opening balance – January 1, 2007	1,133,775	$2.30
Exercised	(1,015,750)	2.30	August 23, 2007
	(39,600)	2.30	October 26, 2007
	(1,055,350)

Expired	(70,025)	2.30	August 23, 2007
Ending balance – September 30, 2007	8,400	2.30	October 26, 2007

d)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the nine months ended September 30, 2007, the change in stock options outstanding was as follows:

	Number of shares	Weighted average share price
Common shares
Opening balance	8,981,333	$2.01
Granted	2,855,000	3.05
Exercised	(370,000)	1.89
Expired or cancelled	(332,553)	3.02
Closing balance	11,133,780	$2.26
Options exercisable	9,003,169	$2.08

The following table summarizes information about stock options outstanding and exercisable at September 30, 2007:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.81	113,333	0.06	$0.81	113,333	$0.81
$0.82 to $1.51	223,000	1.89	1.51	223,000	1.51
$1.52 to $1.95	6,550,000	1.37	1.95	6,550,000	1.95
$1.96 to $2.31	1,150,000	3.19	2.30	1,042,170	2.30
$2.32 to $3.23	3,097,447	4.32	3.00	1,074,666	2.93
	11,133,780	2.38	$2.26	9,003,169	$2.08

e)	Contributed capital

Opening balance	$6,479
Stock-based compensation	859
Fair value of stock options exercised	(309)
Ending balance	$7,029

The fair values of options granted during the nine months ended September 30, 2007 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	4.10%
Expected life of options	3.0 years
Expected stock price volatility	34.62%
Expected dividend yield	2.74%
Weighted average fair value of options	$0.72

8.	Income taxes

The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provisions for income taxes consists of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Current
Canada	$474	$(711)	$603	$1,886
United States	78	200	78	200
Total current expense	552	(511)	681	2,086

Future
Canada	2,057	828	7,223	(700)
United States	(91)	-	(91)	-
Total future tax expense	1,966	828	7,132	(700)

Total provision for income taxes	$2,518	$317	$7,813	$1,386

The significant components of the future income tax assets and liabilities are as follows:

September 30, 2007

Loss carryforwards	$4,008
Capital losses	14,967
Resource and fixed assets	3,182
Other	2,141
24,298
Valuation allowance	(16,435)
Future tax asset	$7,863

Deferred gain and other	$1,043
Future tax liability	$1,043

9.	Related party transactions

a)	For the nine months ended September 30, 2007, the Company received $73,000 (2006 - $580,000) in interest and fees from parties related by virtue of having certain directors and officers in common.

b)
For the nine months ended September 30, 2007, the Company received $620,000 (2006 - $1,202,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $205,000 (December 31, 2006 – 245,000) of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

c)
For the nine months ended September 30, 2007, the Company received $55,000 (2006 - $31,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)
Marketable securities and investments include $10,214,000 (December 31, 2006 - $9,143,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the nine months ended September 30, 2007, the Company recorded a gain on disposal of securities of $2,906,000 (2006 - $9,005,000) from parties related by virtue of having certain directors and officers in common.

e)	Included in accounts payable at September 30, 2007 is $3,182,000 (December 31, 2006 - $3,170,000) due to employees, consultants and officers for bonuses.

10.	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 (CDN$2,392,000) have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation (a predecessor company) and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim.  No provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to earnings in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2007	$305
2008	$753
2009	$753
2010	$676
2011	$437
2012	$401

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

11.	Segmented information

The Company has primarily one operating segment, which is financial services.  The Company’s geographic location is Canada.

12.	Supplemental cash flow information

Non-cash financing and investing activities

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Marketable securities and investments received as loan fees	$1,204	$804	$3,375	$1,204
Investment purchases funded by brokerage margin account	-	(30,899)	-	(30,899)
Investment proceeds used to repay brokerage margin accounts	-	30,899	-	30,899

13.	Restatement of Financial Statements

During 2007, the Company undertook a review of business alternatives for its wholly-owned U.S. subsidiary, Viceroy Gold Corporation (“Viceroy Gold”).  During that review, management identified a historical accounting error related to the failure to recognize future income taxes relating to the differences in the accounting and tax values of certain assets and liabilities held by Viceroy Gold.  Management thereafter determined that adjustments should be made to previously issued consolidated financial statements for the error.

As a result, the Company has recorded an adjustment to opening retained earnings at December 31, 2004 totaling $4.2 million to recognize current and future income taxes for the period from 2000 to 2003.  As this liability is denominated in U.S. dollars, subsequent change in the foreign exchange rates are reflected in the accumulated other comprehensive income (previously currency translation adjustment) account.

The effect of the restatement on the restated consolidated financial statements is summarized below.

Balance Sheet– December 31, 2006	As previously reported	Adjustments	As restated

Income taxes payable	$1,009	$1,972	$2,981
Future income tax liabilities	-	1,326	1,326
Retained earnings	67,231	(4,232)	62,999
Other comprehensive income	1,204	934	2,138

There are no changes to the Company’s consolidated statement of earnings for the years ended December 31, 2006, 2005 and 2004, as the error relates to tax provisions prior to fiscal year 2004.